COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

AMONG GLACIER WATER SERVICES, INC., THE AMEX COMPOSITE INDEX
AND THE DOW JONES U.S. SOFT DRINKS INDEX



250
200
150
100
50
0
DOLLARS
1999
2000
2001
2002
2003
2004
GLACIER WATER SERVICES, INC.
AMEX MARKET VALUE (U.S. & FOREIGN)
DOW JONES US SOFT DRINKS

* $100 invested on 12/31/1999 in stock or index – including reinvestment of dividends. Fiscal year ending December 31.